Goodwin Procter The New York Times Building 620 Eighth Avenue New York, NY 10018

VIA EDGAR

December 2, 2024

Office of Energy & Transportation
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Steve Lo, Kimberly Calder, Anuja Majmudar and Irene Barberena-Meissner

Re:	Robin Energy Ltd. Draft Registration Statement on Form 20-F Submitted October 8, 2024 CIK No. 0002039060

Ladies and Gentlemen,

This letter sets forth the response of Robin Energy Ltd. (the “Registrant”) to the comment letter dated November 5, 2024 of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s Draft Registration Statement on Form 20-F confidentially submitted via EDGAR on October 8, 2024 (the “Registration Statement”).

On behalf of the Registrant, we have confidentially submitted to the SEC a revised Registration Statement (the “Revised Registration Statement”) today via EDGAR responding to the Staff’s comments. In order to facilitate your review, we have repeated the Staff’s comments below.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement. Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant. References to page numbers in the comments below are to page numbers in the Registration Statement. References to page numbers in the responses below are to page numbers in the Revised Registration Statement.

Draft Registration Statement on Form 20-F submitted October 8, 2024
Cautionary Statement Regarding Forward-Looking Statements, page iii

1.
We note your reference to the safe harbor legislation for forward-looking statements. Please note that this safe harbor is not available for issuers that are not currently subject to the reporting requirements of Sections 13(a) or 15(d) of the Securities Exchange Act. Please remove this reference and revise your disclosure accordingly.

December 2, 2024 Page 2
Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement on page iii to remove the reference to safe harbor legislation for forward-looking statements.

Key Information
Risks Relating To Our Company, page 18

2.
We note that your Chief Executive Officer, Petros Panagiotidis, also serves as the CEO for Toro Corp. and Castor Maritime Inc. and has a controlling interest in Castor Ships S.A. Please disclose the risk of any potential conflicts of interest that may arise from Mr. Panagiotidis' controlling interest in multiple companies within the maritime sector. In this regard, we note that conflicts may arise in connection with the chartering, purchase, sale, management and operation of the vessels in your fleet versus vessels owned or chartered-in by other companies affiliated with your Chief Executive Officer.

Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement on page 22 to add risk factor disclosure regarding risk of potential conflicts of interest that may arise from Mr. Panagiotidis’ controlling interest in multiple companies within the maritime sector.

Risks Related to Our Industry
We are dependent on our management and their ability to hire and retain key personnel and their ability to devote sufficient time, page 24

3.
We note your disclosure on page 62 and elsewhere in your filing that Ioannis E. Lazaridis, who will serve as your Chief Financial Officer, is also currently Chief Financial Officer of Toro Corp. and Castor Ships S.A. Please revise your disclosure to also address Mr. Lazaridis' ability to devote sufficient time and attention to your business due to his roles with these other companies.

Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement on page 25 to add disclosure to address Mr. Lazaridis’ ability to devote sufficient time and attention to the Registrants business.

Risks Relating To Our Common Shares
Future issuances of additional shares, including as a result of an optional conversion of Series A Preferred Shares, page 26

4.
We note your disclosure on page 65 that the Contribution and Spin Off Distribution Agreement provides for certain registration rights to RemainCo relating to the common shares, if any, issued upon conversion of the Series A Preferred Shares. Please revise your disclosure to address the effects related to the resale of shares subject to registration rights.

December 2, 2024 Page 3
Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement on page 27 to add risk factor disclosure to address the effects related to the resale of shares subject to registration rights.

Risks Relating To Our Common Shares
Our Chairman and Chief Executive Officer, who may be deemed to beneficially own, directly or indirectly, page 30

5.
We note your disclosure here and elsewhere in your filing that your Chairman and Chief Executive Officer, Petros Panagiotidis, who may be deemed to beneficially own, directly or indirectly, 100% of your Series B Preferred Shares, has voting control over you. Please expand your disclosure to also address whether you will be a “controlled company” as defined under the relevant Nasdaq listing rules and, if so, whether you intend to rely on "controlled company" exemptions. To the extent you will be considered a "controlled company," please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may elect not to comply with certain corporate governance requirements.

Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement on page 31 to include disclosure that the Registrant will be a “controlled company” as defined under the relevant Nasdaq listing rules and to add risk factor disclosure regarding the effects, risks and uncertainties of being designated a controlled company.

We cannot assure you that our internal controls and procedures over financial reporting will be sufficient, page 30

6.
Please revise your disclosure to discuss the reduced requirements applicable to emerging growth companies available to you, including the scaled disclosure requirements. Please also identify any such exemptions and scaled disclosures which overlap with the ones available to you as both a foreign private issuer and an emerging growth company. Lastly, please disclose the extent to which you will continue to enjoy any exemptions and scaled disclosures as a result of your status as a foreign private issuer even if you no longer qualify as an emerging growth company.

Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement on pages 31 and 32 to discuss the reduced requirements applicable to emerging growth companies and foreign private issuers.

Information on the Company
Chartering of our Fleet, page 36

December 2, 2024 Page 4
7.
We note that as of September 13, 2024, your product tanker vessel was participating in a pool arrangement and that 100% of your revenues for the year ended December 31, 2023 and the six months ended June 30, 2024, was derived from that arrangement.  Please disclose the termination date of the pooling arrangement and file the agreement as an exhibit to your registration statement or tell us why you believe you are not required to do so.  In this regard, we note that your Exhibit index indicates that you plan to file a "Form of" Pooling Agreement. For guidance, refer to Instruction 4(b)(ii) As To Exhibits to Form 20-F.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that there is no termination date contained in the Pooling Agreement and it has revised the Registration Statement on page 37 to state this and describe the Registrant’s rights to withdraw its tanker from the pool arrangement and terminate this agreement. The Registrant has included the Pooling Agreement as an exhibit to the Registration Statement.

Unaudited Pro Forma Combined Financial Information, page 56

8.
It appears that adjustments (a) and (b) might need to decrease historically incurred Crew and crew costs due to the disposition of the vessel M/T Wonder Formosa. In this regard, we note that Crew and crew costs decreased from $1,610,234 for the six months ended June 30, 2023 to $733,971 for the six months ended June 30, 2024. Please clarify or revise your disclosures pursuant to Rule 11-02(b)(3) of Regulation S-X.

Response: The Registrant respectfully advises the Staff that the Pro Forma Combined Financial Information already reflects the $1,279,363 decrease in the historically incurred Crew and crew costs due to the disposition of the vessel M/T Wonder Formosa for the year ended December 31, 2023. The Registrant has revised the Registration Statement on page 59 to present the components of the vessel operating expenses Transaction Accounting Adjustment in adjustment (a).

Cash Flows, page 59

9.
Your discussions of the net cash used in operating activities for the year ended December 31, 2023 and the net cash provided by operating activities for the year ended December 31, 2022 merely describe the items identified on the face of the statements of cash flows. For the comparison between 2023 and 2022 amounts due from related parties, you only refer investors to the Note 3 to the combined carve-out financial statements. Please revise to provide a robust discussion of cash flows from operating activities to explain the underlying drivers for the material fluctuations between years. Refer to the Section IV.B.1 of SEC Release No. 33-8350 for guidance. Similarly revise the discussion of cash flows from operating activities for the interim periods on page 60.

Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement on pages 61-62.

December 2, 2024 Page 5
10.
We note that net cash used in financing activities had material fluctuation between periods. Please describe movements within the net parent investment and revise to discuss the underlying drivers for the changes between periods. See Section IV of SEC Release No. 33-8350.

Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement on pages 61 and 62.

Combined Carve-out Statements of Changes in Net Parent Investment, page F-5

11.
We note you present a line item for Net Parent Investment in the Combined Carve-out Statements of Changes in Net Parent Investment on pages F-5 and F-19.  Please provide a footnote to your financial statements for Net Parent Investment for each period presented. Disclose the major components of transfers from and to the Parent (e.g., the allocation of costs to Robin Energy, intercompany purchases, and cash transfers between Robin Energy and the Parent, etc.) and reconciled to the amount of Net Parent Investment. Additionally, disclose the average balance due to or from related parties for each period. Refer to Question 4 of SAB Topic 1.B.1.

Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement on pages F-8 and F-23.

Notes to Combined Carve-out Financial Statements
2. Significant Accounting Policies and Recent Accounting Pronouncements, page F-8

12.
We note you state that “the combined carve-out financial statements may not be indicative of the Company’s future performance and may not include all the actual expenses that would have been incurred by the Company as an independent publicly traded company.” If the Master Management Agreement with Castor Ships or any other agreement has been or will be terminated or revised from those included in the the historical results of operations, please revise the pro forma combined financial information to reflect the impact of those changes. Refer to SAB Topic 1.B.2.

Response: A part of the Spin Off, the Registrant will enter into a new Master Management Agreement with Castor Ships S.A. (“Castor Ships”) with respect to its vessel with substantially the same terms as Toro Corp.’s master management agreement with Castor Ships for its vessels, with the exception of a lower quarterly flat management fee payable by the Registrant than payable by Toro Corp, and inclusion of a commission related to capital raising transactions that would not have impacted the historical results of operations included in the Registration Statement. The Registrant respectfully advises the Staff that the Registration Statement on page 59 has been revised reflecting the impact of the change to the Management Agreement terms, namely the change in the flat quarterly management fee payable to Castor Ships, in the pro forma combined financial information. The form of Management Agreement has been included as an exhibit to the Registration Statement and submitted herewith.

December 2, 2024 Page 6
3. Transactions with Related Parties, page F-11

13.
We note from page F-13 that during the years ended December 31, 2022 and 2023 the administration fees charged by Castor Ships to Toro that were allocated to the Company amounted to $28,691 and $279,855, respectively and are included in General and Administrative Expenses in the combined carve-out statements of comprehensive income. You also state that these expenses consisted mainly of administration costs charged by Castor Ships, investor relations, legal, audit and consultancy fees and stock-based compensation cost. Please tell us how you considered that agreements with related parties are not at arms length and may be changed at any time resulting in a need for footnote disclosure of managements' estimate of what the expenses would have been on a stand alone basis. Refer to Question 2 of SAB Topic 1.B.1.

Response: The Registrant respectfully advises the Staff that the $28,691 and $279,855, respectively, charged by Castor Ships relate solely to the portion of the flat management fee charged by Castor Ships to Toro Corp. pursuant to the management agreement between those parties and allocated to the Registrant on the basis described in the third sentence of the second paragraph on page F-13. The investor relations, legal, audit and consultancy fees and stock-based compensation costs allocated to the Registrant on the basis described in the first sentence of the second paragraph on page F-13 (the “Other G&A Expenses”) were internal or third party expenses incurred by Toro Corp. not administration fees charged by Castor Ships.

The flat management fee charged by Castor Ships to Toro Corp is set at $0.8 million per quarter pursuant to the terms of the Management Agreement between Toro Corp. and Castor Ships, a separate entity, and may not be changed at any time but rather only by negotiation between the independent members of the Board of Directors of Toro Corp. and Castor Ships. As noted in response to Comment 12 above, this flat management fee will be set at $0.2 million per quarter pursuant to the Management Agreement to be entered into between the Registrant and Castor Ships prior to the spin-off (the “Robin Management Agreement”). The Registrant added a footnote disclosure of managements' estimate of what the flat management fee would have been on a stand-alone basis on page F-13 and F-24.

The Registrant has considered the guidance within Question 2 of SAB Topic 1.B1 and respectfully advises the Staff that the Registrant does not believe that disclosure of management’s estimate of stand-alone basis of the Other G&A Expenses for the Registrant is practicable because such amounts would be derived from estimates based on highly subjective and hypothetical assumptions.

December 2, 2024 Page 7
5. Vessels, net, page F-14

14.
Please tell us why Improvements and other vessel costs of $296,692 in 2022 and $803,959 in 2023 differ from Capitalized vessel improvements of $479,075 in 2022 and $766,887 in 2023 in the Combined Carve-Out Statements of Cash Flows on page F-6.

Response: The difference between $803,959 and $766,887, amounting to $37,072, pertains to the reconciliation of paid and unpaid vessel improvement costs. This amount of $37,072 has been disclosed in the Supplemental Cash Flow Information as "Unpaid Vessel Improvement Costs" (included within Accounts Payable and Accrued Liabilities) in the Cash Flow Statement for the fiscal year 2023 on page F-6. The difference between $295,692 and $479,075, amounting to $183,383, represents Unpaid Vessel Improvement Costs (included in Accounts Payable and Accrued Liabilities) as of December 31, 2021. These costs are not separately disclosed as they reflect the opening balance as of January 1, 2022 and the Registrant reports the closing balances of Unpaid vessel improvement costs (included in Accounts payable and Accrued liabilities) in the cash flows for the years ended December 31, 2022, and 2023.

Unaudited Interim Condensed Combined Carve-Out Statements of Cash Flows, page F-20

15.	Please revise to correct Cash and cash equivalents at the six months ended June 30, 2023 as $351 and not $368.

Response: The Registrant respectfully advises the Staff that cash and cash equivalents as of June 30, 2023 is $368. Please see the line: “Cash and cash equivalents at the end of the period” in the statement of cash flows for six months June, 30, 2024 on page F-20 of the Registration Statement. The amount of $351 is the amount of cash and cash equivalents as of December 31, 2023, please see the line: “Cash and cash equivalents at the end of the period” in the statement of cash flows for the year ended December 31, 2023 on page F-6 of the Registration Statement.

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Please contact the undersigned at (212) 459-7257 or via email at FMurphy@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

Goodwin Procter LLP

By: /s/ Finnbarr D. Murphy
Finnbarr D. Murphy

cc:	Ioannis Lazaridis, Robin Energy Ltd.